MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)

〒100-0005
東京都千代田区丸の内一丁目1番3号



May 8, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption (FILE NO. 82-4990)

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report Release for the Fiscal Year ended March 31, 2007.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure



(Translation)

Annual Report Release for the Fiscal Year ended March 31, 2007

April 27, 2007

East Japan Railway Company

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Code Number: 9020

Representative: Satoshi Seino, President and CEO

(URL: http://www.jreast.co.jp/)

Contact Person: Osamu Kawanobe, Director of Public Relations Department

Tel.: (03)5334-1300

Scheduled Date of Ordinary General Meeting of Shareholders: June 22, 2007

Scheduled Date of Dividend Payment Commencement: June 25, 2007

Scheduled Date of Filing of Annual Securities Report: June 22, 2007

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2006 through March 31, 2007)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2007	¥2,657,345 million 2.5%	¥428,097 million 8.1%	¥300,051 million 9.2%	¥175,870 million 11.6%
Year ended March 31, 2006	¥2,592,393 million 2.2%	¥396,099 million 10.5%	¥274,672 million 29.4%	¥157,574 million 41.2%

	Earnings per Share	Earnings per Share (fully diluted)	Return on Average Equity	Ratio of Ordinary Income to Average Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2007	¥44,007.94	–	12.4%	4.4%	16.1%
Year ended March 31, 2006	¥39,369.65	–	12.4%	4.1%	15.3%

(Note)

Investment profit and loss in equity method:

Year ended March 31, 2007 ¥(1,978) million

Year ended March 31, 2006 ¥707 million

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At March 31, 2007	¥6,968,031 million	¥1,513,104 million	21.4%	¥372,492.84
At March 31, 2006	¥6,821,583 million	¥1,357,359 million	19.9%	¥339,598.80

(Note) Shareholders' Equity

At March 31, 2007: ¥1,488,553 million

At March 31, 2006: –

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2007	¥541,850 million	¥(348,799) million	¥(172,027) million	¥86,980 million
Year ended March 31, 2006	¥447,722 million	¥(309,488) million	¥(141,599) million	¥64,373 million

2. Dividends

	Dividends per Share			Total Dividends (Annual)	Dividend Pay-out Ratio (Consolidated)	Dividend-to-Net Asset Ratio (Consolidated)
Reference Date	Interim	Year-end	Total Annual			
Year ended March 31, 2006	¥4,000.00	¥4,000.00	¥8,000.00	¥31,976 million	20.3%	2.5%
Year ended March 31, 2007	¥4,500.00	¥4,500.00	¥9,000.00	¥35,972 million	20.5%	2.5%
Year ending March 31, 2008 (Forecast)	¥5,000.00	¥5,000.00	¥10,000.00		21.6%	

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Interim	¥1,323,000 million 0.2%	¥245,000 million (1.1)%	¥185,000 million (6.6)%	¥111,000 million (8.9)%	¥27,776.43
Annual	¥2,678,000 million 0.8%	¥428,000 million (0.0)%	¥312,000 million 4.0%	¥185,000 million 5.2%	¥46,294.05

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

4. Others

(1) Changes to principal subsidiaries during the fiscal year (status changes of specified subsidiaries due to changes in the scope of consolidation): Not applicable

(2) Changes to accounting policies and procedures, and methods of representation concerning preparation of consolidated financial statements:

(i) Changes due to amendment to accounting standards: Applicable

(ii) Changes other than (i): Not applicable

(3) Number of outstanding shares (common stock)

(i) Total outstanding shares as of the end of each fiscal year (including treasury stock):

At March 31, 2007: 4,000,000

At March 31, 2006: 4,000,000

(ii) Total number of treasury stock as of the end of each fiscal year:

At March 31, 2007: 3,806

At March 31, 2006: 3,766

(Reference) Outline of the Non-Consolidated Financial Statements

1. Non-Consolidated Business Results (April 1, 2006 through March 31, 2007)

(1) Non-Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2007	¥1,940,031 million 1.3%	¥362,715 million 5.9%	¥237,970 million 7.8%	¥154,190 million 18.1%

Year ended March 31, 2006	¥1,914,963 million 1.7%	¥342,452 million 10.2%	¥220,751 million 33.1%	¥130,573 million 36.0%

	Earnings per Share	Earnings per Share (fully diluted)
Year ended March 31, 2007	¥38,576.70	–
Year ended March 31, 2006	¥32,606.86	–

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At March 31, 2007	¥6,525,704 million	¥1,354,026 million	20.7%	¥338,764.05
At March 31, 2006	¥6,381,247 million	¥1,245,402 million	19.5%	¥311,523.52

(Note) Shareholders' Equity

At March 31, 2007: ¥1,354,026 million

At March 31, 2006: –

2. Forecast of Non-Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Interim	¥981,000 million 0.8%	¥218,000 million 0.2%	¥158,000 million (6.1)%	¥98,000 million (7.0)%	¥24,518.64
Annual	¥1,962,000 million 1.1%	¥365,000 million 0.6%	¥251,000 million 5.5%	¥158,000 million 2.5%	¥39,530.05

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

END